December 9, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	James River Group Holdings, Ltd.—Request for Acceleration Registration Statement on Form S-1 (File No. 333-199958)

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as Representatives of the several Underwriters (the “Representatives”), hereby join in the request of James River Group Holdings, Ltd. (the “Company”) that the effective date of the above-referenced Registration Statement, as then amended, be accelerated so as to permit it to become effective under the Act at 3:45 p.m., Eastern time, on Thursday, December 11, 2014 or as soon thereafter as is practicable.

In connection with this acceleration request and pursuant to the provisions of Rule 460 under the Act, please be advised that we have distributed approximately 2,755 copies of the Company’s Preliminary Prospectus, dated December 2, 2014 through the date hereof, to underwriters, dealers, institutions and others.

The Representatives confirm on behalf of themselves and the several underwriters that they have complied with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

KEEFE, BRUYETTE & WOODS, INC. UBS SECURITIES LLC FBR CAPITAL MARKETS & CO. as Representatives of the several Underwriters

KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Seth A. Bair
Name: Seth A. Bair Title: Managing Director

UBS SECURITIES LLC

By:	/s/ John T. Deignan
Name: John T. Deignan Title: Managing Director

By:	/s/ Tushar Virmani
Name: Tushar Virmani Title: Director

FBR CAPITAL MARKETS & CO.

By:	/s/ Paul Dellisola
Name: Paul Dellisola Title: Senior Managing Director

[Signature Page to Underwriter Acceleration Request – James River Group Holdings, Ltd.. (File No. 333-199958)]